Mail Stop 4561

October 9, 2008

VIA USMAIL and FAX (561) 394 - 6748

Mr. Leonard Mandor
President
Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 205
Delray Beach, Florida 33445

> **Re:** **Concord Milestone Plus, L.P.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-16757**

Dear Mr. Leonard Mandor:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Certifications

1.   We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a).   Specifically, we note the identification of the certifying individual at the beginning of the certification incorrectly includes the title of the certifying individual. We also note the introductory language in paragraph 4 and paragraph 4(B) referring to internal control over financial reporting were omitted.   Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification. Please also amend and make conforming revisions to the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant